United States securities and exchange commission logo





                              January 22, 2024

       Kelvin Ang
       Chief Executive Officer
       FBS Global Limited
       74 Tagore Lane
       #02-00 Sindo Industrial Estate
       Singapore 787498

                                                        Re: FBS Global Limited
                                                            Amendment No. 6 to
Registration Statement on Form F-1
                                                            Filed December 27,
2023
                                                            File No. 333-269469

       Dear Kelvin Ang:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 27, 2023 letter.

       Amendment No. 6 to Registration Statement on Form F-1 filed December 27, 2023

       Compensation of Directors and Executive Officers, page 93

   1. Please update your compensation disclosure to reflect the fiscal year ended December 31,
                                                        2023.
       Exhibits

   2. It is unclear why there is a reference on page 1 of the opinion filed as exhibit 99.2 to "the
                                                        Form F-1 registration
statement to be dated 22 December 2023" instead of to Amendment
                                                        No. 6 to the Form F-1
registration statement filed on December 27, 2023. Please advise or revise accordingly.
 Kelvin Ang
FirstName
FBS GlobalLastNameKelvin Ang
            Limited
Comapany
January 22,NameFBS
           2024     Global Limited
January
Page 2 22, 2024 Page 2
FirstName LastName
3.       Please tell us with specificity where the opinion filed as exhibit
99.2 was revised in
         response to the last two sentences of prior comment 1.
4. We note your response to the second sentence of prior comment 1. Please clarify the reference to "Section 78 of the Securities Act or the Rules or Regulations of the
         Commissions promulgated thereunder" on page 5 of the revised opinion filed as exhibit
         99.2.
General

5. The cover page of the resale prospectus refers to a different amount of shares to be resold than is disclosed elsewhere, including under Explanatory Note. Please revise.
       Please contact Mindy Hooker at 202-551-3732 or Kevin Woody at 202-551-3629 if you
have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      David L. Ficksman, Esq.